EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Magal Security Systems Ltd. Reports
Second Quarter 2017 Financial Results

YEHUD, ISRAEL, August 31, 2017 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) today announced its financial results for the three and six month period ended June 30, 2017. Management will hold an investors’ conference call later today (at 9:30am Eastern Time) to discuss the results.

SECOND QUARTER RESULTS SUMMARY

•	Revenue of $13.3 million with gross margin of 50.2%;

•	Incurred non-cash financial-expense of $1.3 million;

•	Net loss of $3.3 million in the quarter, EBITDA loss of $1.2 million;

•	Net cash and equivalents of $47.9 million at quarter-end;

•	Completed amalgamation of Aimetis and Senstar subsidiaries in Canada, leading to lower ongoing operating and tax expenses starting in the second half of 2017;

SECOND QUARTER 2017 RESULTS

Revenues for the second quarter of 2017 were $13.3 million, a decrease of 3% compared with revenues of $13.6 million in the second quarter of 2016.

Gross profit for the second quarter of 2017 was $6.7 million, or 50.2% of revenues, an increase of 10%, compared with a gross profit of $6.1 million or 44.5% of revenues, in the second quarter of 2016. The improvement in gross margin between quarters is due to the higher margins achieved on projects during the quarter.

Operating loss for the second quarter of 2017 was $1.7 million compared to an operating loss of $2.2 million in the second quarter of 2016.

Financial expenses, net, for the second quarter of 2017 were $1.4 million compared with financial income of $0.3 million in the second quarter of 2016.  In Israel, Magal’s functional currency is the Israeli Shekel and the vast majority of Magal’s cash deposits are held in US dollars. Because the US dollar declined in value by 4.0%, between the end of the first quarter and the end of the second quarter of 2017, similar to the decline experienced in the prior quarter, the Company recorded a non-cash financial expense due to the reduction in the Israeli shekel value of its US dollar deposits, leading to the high level of financial expense in the current quarter.

Net loss in the second quarter of 2017 was $3.3 million, or $0.14 per share, compared with a net loss of $2.0 million, or $0.12 per share in the second quarter of 2016.

EBITDA in the second quarter of 2017 was a negative $1.2 million, compared to a negative EBITDA of $1.7 million in the second quarter of 2016.

Cash, short term deposits and restricted deposits, as of June 30, 2017, were $47.9 million, or $2.08 per share, compared with cash, short term deposits and restricted deposits of $50.7 million, or $2.21 per share, as of March 31, 2017.

MANAGEMENT COMMENT

Commenting on the results, Mr. Saar Koursh, CEO of Magal, said, “From a revenue standpoint, our second quarter was slightly weaker than the same quarter of last year. The increase in revenues from geographies outside of North America, partially offset the current weakness we are experiencing in the North American market. Our North American operations, which last year represented almost half of our global business, were significantly impacted this quarter by delays in critical infrastructure security spending which await clarity about the federal budget. In the interim, the cost efficiency actions we implemented in the quarter position us well for profitable growth upon the anticipated recovery in the US high-end security market in the second half of 2017.”

Continued Mr. Koursh, “Since last year, we have put much effort in improving our profitability on both the operational and gross margin levels. Additionally, in the second quarter, we amalgamated Aimetis and our North American subsidiary, Senstar. This will enable additional synergies as well as lower operating expenses and ultimately higher margins, in upcoming quarters.”

INVESTORS’ CONFERENCE CALL INFORMATION:

The Company will host a conference call later today, August 31, 2016, at 9:30 a.m. Eastern Time and 4:30 p.m. Israel time.

To participate, please call one of the following teleconferencing numbers:

US: 1 888 407 2553; Israel: 03 918 0687; UK: 0 800 917 9141; Intl.: +972 3 918 0687

If you are unable to connect using the toll-free numbers, please try the international dial-in number.

A replay link of the call will be available from the day after the call from Magal’s website.

ABOUT MAGAL

Magal is a leading international provider of solutions and products for physical and video security solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

 Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge PSIM (Physical Security Information Management system). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics)  Security solutions.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

Information with Regard to non-GAAP Financial Measures

The Company presents its financial statements in accordance with U.S. GAAP. Magal’s management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate its business and make operating decisions. EBITDA is provided in this press release and the accompanying supplemental information because management believes this non-GAAP measure is useful for investors and financial institutions as it facilitates operating performance comparisons from period to period. As presented in this release, the term EBITDA consists of net profit (loss) according to U.S. GAAP, excluding net financing expenses,  taxes, depreciation and amortization.  EBITDA should not be considered in isolation or as a substitute for net profit (loss) or other statement of operations data prepared in accordance with GAAP as a measure of profitability. A reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table below.

For more information:

Magal Security Systems Ltd. Saar Koursh, CEO Tel: +972 3 539 1421 E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) +1 646 688 3559 E-mail: magal@gkir.com

* Tables to follow *

MAGAL  SECURITY SYSTEMS LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended June 30,			Six Months Ended June 30,
	2016	2017	% change	2016	2017	% change
Revenue	13,629	13,254	(3)	26,232	27,589	5
Cost of revenue	7,562	6,602		13,919	13,526

Gross profit	6,067	6,652	10	12,313	14,063	14
Operating expenses:
Research and development, net	1,980	1,682	(15)	3,256	3,287	1
Selling and marketing	4,435	4,564	3	7,041	9,362	33
General and administrative	1,879	2,073	10	3,620	3,933	9
Total operating expenses	8,294	8,319	-	13,917	16,582	19

Operating loss	(2,227)	(1,667)		(1,604)	(2,519)
Financial income (expenses), net	303	(1,374)		(556)	(4,010)

Loss before income taxes	(1,924)	(3,041)		(2,160)	(6,529)

Taxes on income	122	264		349	469

Net loss	(2,046)	(3,305)		(2,509)	(6,998)

Income (loss) attributable to non-controlling interests	(34)	9		(21)	14

Net loss attributable to Magal shareholders'	(2,012)	(3,314)		(2,488)	(7,012)

Basic and diluted net loss per share	$(0.12)	$(0.14)		$(0.15)	$(0.31)

Weighted average number of shares used in computing basic and diluted net loss per share	16,398,872	23,000,580		16,398,872	22,958,689

	Three Months Ended June 30		Six Months Ended June 30,
	2016%	2017%	2016%	2017%

Gross margin	44.5	50.2	46.9	51
Research and development, net as a % of revenues	14.5	12.7	12.4	11.9
Selling and marketing as a % of revenues	32.5	34.4	26.8	33.9
General and administrative as a % of revenues	13.8	15.6	13.8	14.3
Operating margin	-	-	-	-
Net margin	-	-	-	-

MAGAL SECURITY SYSTEMS LTD.
 RECONCILLATION OF EBITDA TO NET LOSS
(All numbers expressed in thousands of US$)

	Three Months Ended June 30		Six Months Ended June 30,
	2016	2017	2016	2017

GAAP Net loss	(2,046)	(3,305)	(2,509)	(6,998)
Less:
Financial income (expenses), net	303	(1,374)	(556)	(4,010)
Taxes on income	(122)	(264)	(349)	(469)
Depreciation and amortization	(528)	(462)	(816)	(912)
EBITDA	(1,699)	(1,205)	(788)	(1,607)

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	June 30,
	2016	2017
CURRENT ASSETS:
Cash and cash equivalents	$19,692	$15,656
Short-term bank deposits	31,036	32,024
Restricted deposits	1,809	193
Trade receivables, net	13,702	11,697
Unbilled accounts receivable	4,232	4,324
Other accounts receivable and prepaid expenses	2,751	2,802
Inventories	6,818	7,357

Total current assets	80,040	74,053

LONG TERM INVESTMENTS AND RECEIVABLES:

Long-term trade receivables	308	128
Long-term deposits and restricted bank deposits	126	149
Severance pay fund	1,321	1,471
Deferred income taxes	2,114	2,198

Total long-term investments and receivables	3,869	3,946

PROPERTY AND EQUIPMENT, NET	5,301	5,530

INTANGIBLE ASSETS, NET	4,933	4,635

GOODWILL	11,850	12,328

TOTAL ASSETS	$105,993	$100,492

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	June 30,
	2016	2017

CURRENT LIABILITIES:

Trade payables	$4,040	$2,311
Customer advances	5,602	3,023
Other accounts payable and accrued expenses	11,646	10,557

Total current liabilities	21,288	15,891

LONG-TERM LIABILITIES:
Deferred revenues	472	479
Deferred income taxes	167	181
Accrued severance pay	2,089	2,285
Other long-term liabilities	59	62

Total long-term liabilities	2,787	3,007

SHAREHOLDERS' EQUITY
Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at December 31, 2016 and June 30, 2017; Issued and outstanding: 22,894,348 shares at December 31, 2016 and 23,012,448 shares at June 30, 2017	6,679	6,711
Additional paid-in capital	93,441	93,996
Accumulated other comprehensive loss	(1,923)	(749)
Foreign currency translation adjustments (stand alone financial statements)	412	5,325
Accumulated deficit	(16,600)	(23,612)

Total shareholders' equity	82,009	81,671
Non-controlling interest	(91)	(77)

TOTAL SHAREHOLDERS' EQUITY	81,918	81,594

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$105,993	$100,492